UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 1, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Medivation, Inc.

File No. 1-32836 - CF#25670

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Medivation, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an exhibit to a Form 10-Q/A filed on August 20, 2010.

Based on representations by Medivation, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.18   through August 20, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dan Greenspan
Special Counsel